SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

December 2, 2009

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4631

Washington, D.C.  20549

Attention:  Ms. Jessica Kane

Re:	Broadwind Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 6, 2009
SEC File No. 333-162790

Broadwind Energy, Inc.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
SEC File No. 001-34278

Broadwind Energy, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2009
SEC File No. 001-34278

Broadwind Energy, Inc.
Quarterly Report on Form 10-Q
For the Period Ended September 30, 2009
Filed November 2, 2009
SEC File No. 001-34278

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (“Broadwind” or the “Company”), we are writing in response to the comment letter, dated November 25, 2009 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, Registration No. 333-162790, filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2009 (as so amended, the “Registration Statement”).  Concurrently herewith, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein.  For your convenience, four (4) courtesy copies of this letter and Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on November 6, 2009, are also being delivered to Ms. Jessica Kane.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.  Page numbers and other similar references used in the Staff’s comments below refer to the Registration Statement as filed on November 6, 2009; page numbers and other similar references used in the Company’s responses refer to Amendment No. 2 unless otherwise noted.

* * * *

Registration Statement on Form S-1

General

1.     Please provide us with copies of any graphics or photographs you intend to use in your prospectus.  Please note that we may have comments on these materials.

Response:

The Company has included all graphics currently intended to be used in the prospectus in Amendment No. 2.  If a determination is made to include additional graphics or artwork, the Company will provide such graphics or artwork to the Staff with sufficient time to allow review.

2.     Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the filing.

Response:

The Company and the underwriters will arrange to have FINRA, prior to the effectiveness of the Registration Statement, call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the Registration Statement.

3.     We note that you have yet to file a number of exhibits, including the underwriting agreement and the legality opinion.  Please file these exhibits as soon as possible so that we have sufficient time to review them.  Please note that we may have comments after we review these materials.

Response:

The Company acknowledges the Staff’s comment and will file all exhibits to allow the Staff sufficient time to review prior to requesting acceleration.

4.     Please add to the registration statement all the currently omitted information that is not subject to Rule 430A under the Securities Act of 1933, as amended.  Please note that we will need adequate time to review this information once it is provided.

Response:

Amendment No. 2 includes all previously omitted information that is not subject to Rule 430A under the Securities Act of 1933, as amended.

5.     We may have further comment once items that are currently blank, such as portions of summary consolidated financial data and the capitalization table, are completed.

Response:

The Company acknowledges the Staff’s comment.

6.     Given that you intend to use the net proceeds from this offering to repay a portion of your outstanding indebtedness, please tell us what consideration you gave to including pro forma financial information in accordance with Article 11 of Regulation S-X.

Response:

The Company respectfully submits that the inclusion of additional pro forma financial information reflecting the repayment of a portion of its outstanding indebtedness would not provide material information to potential investors.  The Company has included an as adjusted balance sheet and capitalization table on pages 9 and 25 that give effect to the application of the net proceeds from the offering to reduce outstanding indebtedness.  With respect to the effect on the Company’s statement of operations, as noted by the Staff, the Company has operated at a net loss during recent periods and, while the reduction of interest expense would reduce the amount of the net loss, the Company does not believe such additional information would be material. For example, for the 2008 year, the Company recorded a net loss of $25,285,000.  If these numbers were adjusted on a pro-forma basis to exclude the interest expense on the Bank of America debt, the net loss would decline by 4.4% to $24,036,000.  In addition, as noted in the Company’s discussion of its anticipated use of proceeds from the offering, only a portion of the net proceeds of the offering are intended to be used to repay outstanding indebtedness, and the total amount of outstanding indebtedness to be repaid from net proceeds has not yet been determined.  The Company further notes that it has quantified its interest expense for historical periods as part of its Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide potential investors with disclosure regarding its historical interest expense.

Prospectus Cover Page

7.     Please revise your disclosure to clarify the circumstances under which the selling stockholders are offering securities pursuant to this prospectus.  In this regard, we note your statements that “[t]he stockholders identified in this prospectus are offering an additional 5,000,000 shares of our common stock” and “[t]he underwriters have an option to purchase up to a maximum of 2,250,000 additional shares of our common stock from the selling stockholders.” With respect to the 5,000,000 shares, please clarify, if true, that only the Tontine entities are offering these shares, and the shares are being offering only to the underwriters.  With respect to the 2,250,000 subject to the over-allotment option, please clarify, if true, that a combination of the Tontine entities and Mr. Drecoll would be offering these shares to the underwriters.  Please make conforming revisions as necessary throughout the prospectus, including in the description of the offering in the “Summary” section, the “Principal and Selling Stockholders” section and the “Underwriting” section.

Response:

The Company has revised the disclosure in Amendment No. 2 to clarify that only the selling stockholders affiliated with Tontine are offering the 5,000,000 shares, that any exercise of the over-allotment option will be split evenly by the Tontine selling security holders, on the one hand, and J. Cameron Drecoll, on the other hand, and that, in each case, the shares are being sold through the underwriters. Please refer to the prospectus cover page, “The Offering” on page 7 and the fourth paragraph under the heading “Underwriting” on page 93.

Table of Contents, page i

8.     We note the disclosure in the last paragraph regarding the sources of certain information included in your prospectus.  The second and third sentences of the disclaimer suggest that investors cannot rely on the information in the prospectus.  Please delete or otherwise revise the disclaimer to eliminate any suggestion that investors cannot rely on the information you have chosen to include in the prospectus.  In addition, please tell us whether you funded or were otherwise affiliated with any of the sources you cite.

Response:

The Company has deleted the third and fourth sentences of the applicable paragraph in response to the Staff’s comment. The Company is not affiliated with any of the sources cited in the prospectus.  However, certain members of the Company’s senior management hold leadership positions at the American Wind Energy Association, an independent not-for-profit industry association, and the Company pays membership and other fees to the American Wind Energy Association.

Prospectus Summary, page 1

9.     Please provide supplemental support for the following statements on pages 1 and 2:

•      “We are the leading independent, horizontally integrated supplier of technologically advanced, high-value products and customized services in the U.S. wind industry.”

•      “We are the largest U.S.-based precision gearing system manufacturer for the wind industry in North America, with plants in Illinois and Pennsylvania.”

•      “We are a leading independent service provider of construction support and operations and maintenance services for the wind industry.”

In this section and throughout the registration statement, please also disclose the measure by which you are “the leading independent, horizontally integrated supplier of technologically advanced, high-value products and customized services in the U.S. wind industry;” “the largest U.S.-based precision gearing system manufacturer for the wind industry in North America;” and “a leading independent service provider of construction support and operations and maintenance services for the wind industry.”

Response:

The Company has revised the statements identified by the Staff to disclose the measure on which the Company has based the applicable statement.  With respect to the support for such statements, the Company supplementally notes for the Staff’s benefit that the U.S. wind industry is a relatively nascent industry.  Members of the Company’s management team have been involved in the industry since its early stages and have  participated to a great extent in the development of the U.S. wind industry including, as noted above, through members of management’s service in various leadership positions on industry associations, including as noted above the American Wind Energy Association, widely regarded as the preeminent independent industry association.  Based on its presence in the U.S. wind industry, the Company has developed extensive knowledge of the applicable market and its competitors and has made assessments regarding its position in the market relative to its competitors.  The Company also regularly attends industry conventions and presentations, conducts surveys of its customers, vendors and other participants in the industry and discusses industry trends and other information with independent analysts.  The statements identified by the Staff are based on the resulting information that the Company has gathered over time.  The Company is providing to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, further detail regarding its analysis of the support for the statements referred to by the Staff. In accordance with such Rule, the Company requests that these materials be returned promptly following completion of the Staff’s review thereof.

10.  Please ensure that the information you provide in your summary is balanced.  For example, you emphasize that you are a leading provider of products and services to the U.S. wind industry, but do not discuss that your net income (loss) has ranged from $(2.7) million in 2006 to $(3.4) million in 2007 to $(25.3) million in 2008.  Please revise accordingly.

Response:

The Company has revised the summary section on page 6 in response to the Staff’s comment to expand the discussion of risk factors, including a reference to the Company’s recent net losses.

The Offering, page 7

11.  Please clarify that TCP, TMF, TP, TOF, and T25 can also sell shares to cover the underwriters’ over-allotment option.

Response:

As noted in response 7 above, the Company has revised the disclosure accordingly.

Summary Consolidated Financial Data, page 8

12.  The non-GAAP measure you call EBITDA includes other adjustments, such as goodwill impairments and stock-based compensation.  Please revise the title of this measure throughout the filing to convey that additional adjustments have been made.  One choice may be to call the measure Adjusted EBITDA.  Please similarly revise the title for EBITDA margin as well.

Response:

The Company has revised the disclosures throughout the filing to refer to the measure as “Adjusted EBITDA” as suggested by the Staff.

Use of Proceeds, page 25

13.  We note that you intend to repay a portion of your outstanding indebtedness with the proceeds from this offering.  Please disclose the applicable interest rate and maturity of the indebtedness.  Please refer to Instruction No. 4 to Item 504 of Regulation S-K.

Response:

The Company has revised the disclosure to include the interest rate and maturity of its indebtedness with Bank of America, which is the only indebtedness that the Company has definitively determined it will repay with a portion of the proceeds from this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008, page 33

14.  Please expand/revise your discussion under results of operations for all periods to:

•      Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold or services performed, or change in product mix.  For example, you explain on page 34 that the increase in revenue was primarily attributable to an increase in turbine structural tower revenues and precision repair and engineering services revenue, which was partially offset by a decline in wind gearing revenues.  However, you do not quantify the impact of the increase in turbine structural revenue, precision repair and engineering services revenues and the decrease in wind gearing revenues or discuss the underlying reasons for the fluctuations in each revenue stream.  Your segment MD&A discussions could also be improved with greater quantification.

•      Provide a more robust explanation for the changes in line items within your statements of operations.  For example, you indicate that the increase in cost of sales was primarily attributable to an increase in production costs associated with higher production levels of wind turbine structural towers manufactured and higher direct labor costs associated with precision repair and engineering services, partially offset by a decline in manufacturing costs of wind turbine gearing systems without further explanations as to the extent of the costs associated with production costs, higher direct labor costs or lower manufacturing costs.  Your segment MD&A discussions could also be improved with greater quantification.  In addition, a discussion of the business reasons for changes in SG&A expenses and intangible asset amortization by segment (products, services and corporate and other) should be included, if segment operating profit (loss) is not separately discussed.

This is not meant to represent an all-inclusive list of where your MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment.  See Item 303(a)(3) of Regulation S-K.

Response:

The Company has revised its disclosure on pages 34–41 to reflect the Staff’s comment.

Summary of Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 42

Long-Lived Assets, page 42

15.  As of December 31, 2008 and September 30, 2009, you have a significant amount of long-lived assets, including property and equipment, goodwill and intangible assets.  In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please consider disclosing the following in MD&A:

•      You utilize a present value approach to determine fair value.  Please expand your disclosures, if applicable to describe whether you consider any market approaches, transactional approaches and a reasonableness test by comparing to market capitalization;

•      Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;

•      Explain how you group property and equipment when testing for recoverability; and

•      Explain how you determine when property and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment.

Response:

The Company has revised its disclosure on pages 46–47 and F-40–42 to reflect the Staff’s comment.  The Company notes for the Staff’s benefit that its general assumptions and methodologies have not changed in the periods reported.

16.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•      Identify the reporting unit;

•      The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•      The amount of goodwill;

•      A description of the assumptions that drive the estimated fair value;

•      A discussion of the uncertainty associated with the key assumptions.  For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•      A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company has revised its disclosure on pages 46–47 and F-40–42 to reflect the Staff’s comment.

Income Taxes, page 43

17.  In light of your losses in the years ended December 31, 2008, 2007 and 2006 and your net loss for nine-months ended September 30, 2009, please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made, as well as the financial statement impact if actual results differ from the estimates made by management Please describe the nature of the positive and negative evidence you considered in your determination that deferred tax assets were recoverable as of September 30, 2009 and how that evidence was weighted.  Refer to the SEC Release Nos. 33-8350 and 33-8040.

Response:

The Company has revised its disclosure on pages 47–49 to reflect the Staff’s comment.

Liquidity, Financial Position and Capital Resources, page 44

18.  We note your statement on page 45 that you “believe that the completion of these initiatives and the continuous monitoring of our liquidity and financial position will enable us to continue to satisfy the cash requirements for working capital, necessary capital expenditures and debt and lease commitments through at least the next 12 months primarily using available cash balances, cash generated by operations and through additional financing or equity arrangements.” We also note your risk factor disclosure concerning your lack of “any significant committed sources of liquidity” as well as your disclosures concerning the financing activities of your operating subsidiaries.  Please provided a more detail discussion and analysis of your overall liquidity on a consolidated basis.  In doing so, you may wish to address your cash flow trends and management’s plans with respect to the uncertainties engendered by your lack of committed sources liquidity.

Response:

The Company has revised its disclosure on pages 49–51 to reflect the Staff’s comment.

Credit Facilities, page 48

19.  Please disclose whether you are in compliance with all currently applicable covenants for each of the agreements listed in this section.

Response:

The Company has revised its disclosure on pages 54–56 in response to the Staff’s comment to indicate that the Company is in compliance with all currently applicable covenants for each of the agreements listed in this section.

20.  Your disclosure indicates that under the terms of your various debt agreements, you are required to comply with standard covenants, including certain financial covenants.  Please disclose the material covenants associated with your various debt agreements.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:

The Company has revised its disclosure on pages 54–56 to reflect the Staff’s comment.

21.  On page 49, you indicate that certain of your covenants have been amended and/or waived from time to time pursuant to various amendments.  For each amendment or waiver of material debt covenants, please disclose the following:

•      Date of the waiver and its duration;

•      Reason for the waiver;

•      Terms of the waiver; and

•      Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future.  Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

Response:

The Company has revised its disclosure in response to the Staff’s comment.  In regard to the facilities with Bank of America, the Company has revised the disclosure regarding current covenants and the potential impact of noncompliance but respectfully submits that additional information regarding past waivers would not be meaningful to potential investors since, as noted in the Registration Statement, these facilities will be repaid with a portion of the proceeds of this offering, and in any event such information was included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s subsequent quarterly reports that are incorporated by reference into the Registration Statement.

Contractual Obligations, page 51

22.  Please consider presenting interest payments in a separate line item from principal payments related to debt and credit agreements in your contractual obligations table.  Please also disclose any assumptions you used to arrive at the interest payment amounts presented.

Response:

The Company has revised the disclosure on page 57 in response to the Staff’s comment.

Business, page 55

23.  Please expand your Business discussion to address the following issues:

•      In accordance with Item 101(a)(1) of Regulation S-K, please disclose the year the company was organized and its corporate form and discuss the company’s material acquisitions.

•      Please disclose the financial information required by Item 101(b) of Regulation S-K or include an appropriate cross-reference to another part of the registration statement for this information.

•      Please disclose the methods of distribution for the products you manufacture and the services you provide.  Refer to Item 101(c)(1)(i) of Regulation S-K.  We note your disclosure on page 62 relating to your technically trained sales force in the industrial, mining, and constructions sectors.

•      Please provide a discussion of the principal methods of competition for each of your business segments and, if material, for the principal products and services in each business segment.  Refer to Item 101(c)(1)(x) of Regulation S-K.  We note your disclosure on page 15 that certain industry participants compete with you based on price, quality, location, and available capacity.

Response:

The Company has revised its disclosure to reflect the Staff’s comment.

Principal and Selling Stockholders, page 65

24.  We note your statement in footnote 4 that Mr. Gendell is deemed to beneficially own the shares owned by TCP, TMF, TP, TOF, and T25.  If he is the beneficial owner of these shares under Rule 13d-3 of the Exchange Act and Item 403 of Regulation S-K, please revise your disclosure to include him in the Principal and Selling Stockholder Table.

Response:

The Company has revised the principal and selling stockholder table and related footnotes to include Mr. Gendell in such table.

Certain Transactions and Business Relationships, page 73

Tontine Financing Agreements, page 74

25.  Please clarify whether TCP and TMF paid $1.50 per share for the 2,400,000 shares they bought on March 1, 2007 and the 2,200,000 shares they bought on August 28, 2007.

Response:

The Company has revised its disclosure on page 82 to reflect the Staff’s comment.

Description of Capital Stock, page 79

26.  We note the disclosure that the “following descriptions are qualified in their entirety by reference to the . . . applicable provisions of the Delaware General Corporation Law.” You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form.  See Rule 411(a) of Regulation C under the Securities Act.  Please revise your disclosure accordingly.

Response:

The Company has revised the disclosure in response to the Staff’s comment.

Certain United States Federal Income Tax Considerations to Non-United States Holders, page 82

27.  Please remove the word “certain” from this heading.  All material tax considerations should be described.

Response:

The Company has revised the disclosure in response to the Staff’s comment.

Unaudited Financial Statements for the Three and Nine Months Ended September 30, 2009 and September 30, 2008

General

28.  Please address the comments below on your annual financial statements in your interim financial statements as well.

Response:

The Company has revised the disclosures in this filing where applicable in response to the Staff’s comment.

Notes to Condensed Consolidated Financial Statements, page F-5

Note 7 — Related Party Transactions, page F-12

29.  On May 26, 2009, you entered into a settlement agreement related to the post-closing escrow established in connection with your acquisition of Brad Foote.  You disclose that under the terms of the settlement agreement, you received the entire cash escrow balance of $5.0 million plus accrued interest income which was recorded as other income.  Please disclose the facts and circumstances surrounding the post-closing escrow established in connection with your acquisition.  Please also disclose and tell us how you determined that it was appropriate to record the settlement as other income in your statements of operations.  Please cite the accounting literature used to support your conclusion.

Response:

The Company has revised its disclosure on page F-12 to reflect the Staff’s comment.

The Company notes that the post-closing escrow fund was created to provide a source of funds for claims for indemnification made by the Company and certain other indemnified persons against the selling stockholders under the Stock Purchase Agreement executed in connection with the Company’s acquisition of Brad Foote.   On October 19, 2007, the date the Company consummated its acquisition of

Brad Foote, the Company deposited a portion of its total purchase price for Brad Foote (in the amount of $5 million in cash and 2,500,000 shares of its common stock)  into the escrow fund.  The consideration deposited into the escrow fund was to be held by an escrow agent until five business days after the eighteen month anniversary of the Brad Foote acquisition.

The Company further notes that the applicable accounting guidance is SFAS No. 141, Business Combinations (“SFAS 141”) as SFAS No. 141(R), Business Combinations, only applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and an entity may not apply it before that date.

The Company further notes that in SFAS Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, paragraph 23, which is now included in paragraph B177 of SFAS 141, the SFAS indicated that contingencies arising from the acquisition, “are the acquiring enterprise’s contingencies, rather than pre-acquisition contingencies of the acquired enterprise.”  Accordingly, the Company believes that SFAS Statement 16 applies to those contingencies after the initial purchase allocation, which suggests that amounts that become payable or receivable on the resolution of claims arising out of the acquisition should be charged or credited to income.  Therefore, the Company recorded the escrow settlement  in accordance with this provision.

Note 15 — Commitments and Contingencies, page F-27

30.  On page F-28 you disclose that the amount of the Tower Tech settlement with the WDNR is $95,000.  We further note your parenthetical statements throughout the notes that all numbers other share and per share data are in thousands.  Read together, these disclosures suggest that the amount of the Tower Tech WDNR settlement is actually $95 million.  Please tell us the amount of the settlement and revise future disclosures as necessary to accurately characterize the amount of the settlement.

Response:

The amount of the Tower Tech settlement was $95,000.  The Company has revised its disclosure on page F-28 and confirms that it will revise future disclosures to accurately reflect the amount of the settlement.

Financial Statements — December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-31

31.  Please make arrangements with your former auditor to have them revise both their audit report and related consent to remove the references to your December 31, 2006 balance sheet, since it is not presented in the financial statements included in this filing. Please also ask them to reference your current name of Broadwind Energy, Inc.

Response:

The Company and its former auditor have revised the audit report and related consent to reflect the Staff’s comment.

Summary of Significant Accounting Policies

Revenue Recognition, page F-38

32.  You indicate that in some instances, products are sold under terms included in bill and hold arrangements that result in different timing for revenue recognition.  Please revise your disclosure to specifically state when revenue is recognized under terms of your bill and hold arrangements and the related amounts as of each balance sheet date.

Response:

The Company has revised its disclosure on pages 44–45 and F-39 to reflect the Staff’s comment.

33.  On pages 34 and 37, you indicate that the increase in revenues within your Products segment was due to the inclusion of materials in the selling price of wind towers during the second half of 2008.  It appears that you have two types of arrangements with your customers regarding the production of wind towers.  Please revise your accounting policy to address how you account for revenues from the sale of wind towers that include materials in the selling price and sales that do not include materials in the selling price.  Your disclosure should also address how you account for cost of sales related to both customer arrangements.

Response:

The Company has revised its disclosure on pages 44–45 and F-39 to reflect the Staff’s comment.

Warranty Liability, page F-40

34.  You disclose that you provide warranty terms that generally range from two to seven years for various products relating to workmanship and materials supplied by you.  Please disclose the information required by paragraph 14 of FIN 45 regarding your product warranty costs, if applicable.

Response:

The Company has revised its disclosure on pages 45, F-28–29 and F-42–43 to reflect the Staff’s comment.

Earnings Per Share, page F-41

35.       Please disclose how you treated your restricted stock units for purposes of computing basic and diluted earnings (loss) per share in accordance of SFAS 128.  Please separately disclose your treatment of vested and unvested restricted stock units.

Response:

The Company has revised its disclosure on pages F-29 and F-44 to reflect the Staff’s comment.

Property and Equipment, page F-48

36.       You disclose that property or equipment sold or disposed of is removed from the respective property accounts, with any corresponding gains and losses recorded to other income or expense in your consolidated statement of operations.  Please tell us what consideration you gave to classifying these gains or losses in operating income (loss) as required by 45 of SFAS 144.

Response:

The disclosure on page F-52 relates to the planned replacement of existing equipment with new equipment at various business units of the Company.  The equipment sold does not represent a disposal group or asset group as defined within SFAS 144 and therefore, the Company believes that the provisions of paragraph  45 of SFAS 144 do not apply.  Gains and losses on these equipment sales were recorded in other income (expense) as they are not significant to the Company’s major ongoing or central operations.  For example, the total gain on asset sales was approximately $78,000 compared to a loss on asset sales of $4,000 for the nine months ended September 30, 2009 and 2008, respectively.  In addition, for the years ended December 31, 2008 and 2007, the total loss on asset sales was approximately $113,000 and $2,000 respectively.

37.       You had construction in progress of $51.0 million as of December 31, 2008.  If accounts payable contains construction in progress or other property and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date.  Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.  Please ensure that supplemental information about non-cash transactions is disclosed pursuant to paragraph 32 of SFAS 95.

Response:

The Company confirms for the Staff that all construction in progress and other property and equipment additions presented in the Company’s consolidated statements of cash flows are actual cash payments in the applicable reporting period. To ensure adequate internal controls over financial reporting with respect to actual cash payments for capital expenditures, the Company and its business units utilize supplemental reports in their general ledgers to input, reconcile and monitor actual cash payments for capital expenditures on at least a monthly basis. In preparing the Company’s consolidated statements of cash flows, the Company utilizes these supplemental reports for reporting capital expenditures and correspondingly reconciles these amounts against each of the Company’s business units’ capital additions to property and equipment in the balance sheets in addition to a review and reconciliation of the general ledger with respect to changes in general account balances for accrued capital expenditures.  Accordingly, the Company’s accounts payable does not contain construction in progress or other property and equipment additions.

With respect to the Staff’s comment regarding supplemental non-cash disclosures pursuant to paragraph 32 of SFAS 95, the Company has revised its disclosure on page F-52 to reflect the Staff’s comment.

Goodwill and Intangible Assets, page F-49

38.       You disclosed that during the fourth quarter of 2008, you performed your annual impairment test of goodwill.  Your analysis indicated that the goodwill attributable to your RBA subsidiary was impaired as a result of a projected decline in the discounted cash flows in RBA’s results of operations.  As a result, you recorded a goodwill impairment charge of $2.4 million during the fourth quarter of 2008.  Please tell us how you considered the provisions of paragraph 15 of SFAS 142 and paragraphs 7-24 of SFAS 144 in determining whether it was appropriate to perform tests for recoverability of your RBA customer relationship intangible assets as well.  To the extent that you performed tests for recoverability for your RBA customer relationship intangible assets and determined no impairment existed as of December 31, 2008, please supplementally provide us with the analysis performed.  If you determined that no tests for recoverability were necessary, please provide us with a comprehensive analysis supporting your conclusion.

Response:

The Company has revised its disclosure on pages 46–47 and F-40–42 to reflect the Staff’s comment.

39.       Intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from 3 to 20 years.  Please separately disclose the range of useful lives for each major intangible asset class.  Please also provide the weighted average amortization period, in total and by major intangible asset class as required by paragraph 44 of SFAS 142.

Response:

The Company has revised its disclosure on page F-54 to reflect the Staff’s comment.

Segment Reporting, page F-71

40.       As a result of your acquisitions of EMS and Badger, you changed your reportable segments to reflect the changes in your management reporting structure and the manner in which your chief operating decision maker assesses information for decision-making purposes.  You have identified two reportable segments consisting of “Products” and “Services.” Please provide the following:

•                  Please explain to us the specific revisions made to your management reporting structure and the manner in which your chief operating decision maker manages your business.  Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance;

•                  Please also tell us what your operating segments are and if you aggregate operating segments pursuant to paragraph 17 of SFAS 131 to arrive at your reportable segments.  Please also help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your new operating segment level; and

•                  Please tell us whether the chief operating decision maker and/or the Board of Directors receives information at levels below the product and service divisions, and if so, what that information consists of.  For example, do they still receive any information related to Towers and Fabrication and Gearing Systems? If so, what type of information and how frequently is it received?

Response:

The Company’s reportable segments have evolved in line with the strategy and operational structure of the Company. Prior to the acquisitions of EMS and Badger, the Company was primarily a manufacturer of tower and gearing components for a concentrated group of wind turbine manufacturers, through three operating companies: Tower Tech, Brad Foote and RBA.  To diversify the Company’s position and accelerate growth, the Company made a strategic decision to enter the services segment of the wind energy business, and acquired EMS and Badger.  Effective with the third quarter of 2008, reflecting changes in the Company’s management reporting structure and the manner in which the Company’s chief operating decision maker assesses information for decision-making purposes, the Company changed its reportable segments to “Products” and “Services”. The Company amalgamated its five operating businesses into two reportable segments pursuant to the requirements of paragraph 17 of SFAS 131, further described in the paragraphs below.

The Company deemed the two operating businesses of Brad Foote and Tower Tech to constitute a single reportable segment because of the common nature of their products, production processes, customers, distribution methods and economic performance.  Both business units are capital-intensive heavy manufacturers, predominantly producing wind turbine components for a concentrated number of OEM wind turbine manufacturers, typically under large, multi-year contracts.  RBA, which produces heavy fabrication and welding services for a variety of industrial customers, was evaluated independently.  Because of its immateriality (<3% of consolidated Company revenue in 2008), it does not constitute a separate reportable segment.  Rather than including this operation within “all other”, the Company determined that it was best included within the Products segment because its specialty welding expertise would be used to assist in developing Tower Tech’s capabilities for future generations of wind turbine towers, and its production processes, environmental health and safety compliance, and employee skills sets are most closely aligned with the Products segment.

The Company deemed EMS and Badger to represent a second reportable segment because of the similar nature of their offerings, the common and broader customer base (typically wind farm operators and wind turbine manufacturers), the potential to bundle transport, erection and maintenance services for a single wind farm operator, the comparable nature of the selling and value delivery processes and the similar gross margins.  The Company expects to continue to expand its presence in this highly fragmented market through opening additional offices, commingling assets (for example, locating transport trailers at service locations), acquiring new technologies and adding service offerings.

The Company’s Chief Executive Officer (CEO) is its chief operating decision maker as this individual is responsible for allocating resources to and assessing the performance of the segments of the company. The structure of management reporting to the CEO has shifted over time.  At the time of entry into the Services segment, there was a business unit leader in place in each acquired company, and the Company’s CEO served as chief operating decision maker.  Since that time, business heads of the acquired entities have generally stepped down or retired, and the Company’s management structure has evolved such that operating business oversight responsibilities are assigned to Group Presidents based on specific product knowledge and customer relationships.

Financial information reported to the CEO includes information (predominantly income statements and variance analysis) for the individual operating businesses, product lines and the reportable segments, plus consolidated balance sheet and cash flow information for the Company.

Undertakings, page II-4

41.       Since you appear to have omitted certain information pursuant to Rule 430A under the Securities Act, please include the undertaking required by Item 512(i) of Regulation S-K.  Additionally, please explain to us supplementally why you have included certain undertakings pursuant to Rule 415, as it does not appear that you are utilizing Rule 415 for the registered transactions.

Response:

The Company has revised the undertakings to include Rule 430A information and remove Rule 415 information.  Please refer to page II-4 of Amendment No. 2.

Exhibit Index

42.       We note that you reference various credit agreements, including amendments and modifications to these agreements.  However, it does not appear that you have filed all the schedules, exhibits, and annexes to these agreements when you first filed them.  For example, we note that you incorporate Exhibit 10.91, the Third Omnibus Amendment Agreement, by reference to the June 30, 2009 Form 10-Q.  However, the agreement refers to certain schedules that were not filed with the document.  For each credit agreement that is currently in effect where you have not filed all schedules, exhibits, and annexes, please include the full credit agreement, including all schedules, exhibits, and annexes, in your next amendment.

Response:

The Company notes that this comment was also received in respect of the Registration Statement on Form S-1 filed by it in August of 2009.  As previously noted in correspondence dated July 14, 2009 responding to such comment, the Company has filed all schedules that currently constitute operative components of their loan agreements but has omitted schedules that have been superseded or are otherwise no longer operative components of the existing documents.  As a result, the Company respectfully submits that no further schedules, exhibits or annexes are required to be filed.

Form 10-K For the Fiscal Year Ended December 31, 2008

General

43.       To the extent the comments above apply to your Exchange Act filings, please comply with these comments in your future Exchange Act filings.

Response:

The Company confirms that it will so revise future filings in response to the above comments.

Management’s Report on Internal Control Over Financial Reporting, page 45

44.       In future filings, please include a statement that the registered public accounting firm that audited your financial statements has issued an attestation report on your internal control over financial reporting.  See Item 308 of Regulation S-K.

Response:

The Company confirms that it will include such statement in future filings.

45.       In future filings where you identify material weaknesses and significant deficiencies, for each material weakness and significant deficiency please provide more detail regarding the current remediation status, the steps taken to remediate, and when you anticipate complete remediation.

Response:

The Company confirms that it will provide such detail in future filings with respect to material weaknesses.  However, the Company respectfully submits that it is not required to disclose significant deficiencies that do not rise to the level of a material weakness and the Company does not intend to include disclosure with respect to significant deficiencies that do not rise to the level of a material weakness in future filings.

Exhibits 31.1 and 31.2 — Section 302 Certifications

46.       We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

The Company confirms that it will so revise the language in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

Annual Incentives, page 24

47.       We note that Messrs. Moller, Gadow, Paxton, and Rubin received bonus payouts for 2008 and that these awards were granted by the compensation committee based on subjective measures regarding individual performance of the named executive officers and certain corporate performance achievements.  In future filings, please discuss in more detail how you determined the bonus amount each officer received.  Please describe the elements of individual performance and contribution that were taken into account and how the compensation committee evaluated corporate and individual performances to reach the amounts awarded.  Please refer to Item 402(b)(1)(v) and (b)(2)(vi)-(vii) of Regulation S-K.

Response:

The Company confirms that it will so revise the language in future filings.  The Company notes that this comment was also received in respect of the Registration Statement on Form S-1 filed by it in August of 2009, in which the Company revised the disclosure accordingly.

Long-Term Incentives, page 26

48.       We note that you provide a percentile range for determining the targeted economic value for future long-term incentive awards.  In future filings, please disclose the actual percentage used to reach the targeted economic value and discuss how you determined the actual percentage.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

The Company confirms that it will include such disclosure in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures, page 35

49.       In future filings, please disclose whether there were any changes in your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Response:

The Company confirms that it will include disclosure of any changes that materially affect its internal control over financial reporting in future filings.

Exhibits 31.1 and 31.2 — Section 302 Certifications

50.       In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should refer to internal control over financial reporting rather than internal controls over financial reporting and include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please also comply with this comment in all future annual and quarterly reports.

Response:

The Company confirms that it will file such certifications, in all annual and quarterly reports, exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

* * * * *

Thank you for your prompt attention to the Company’s responses.  If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

cc:	J.D. Rubin (Broadwind Energy)
Michael Kaplan (Davis Polk & Wardwell LLP)